Exhibit 99.1

news release

The Ontario Energy Board releases its decision on Hydro One’s

2017-2018 transmission revenue requirement application

TORONTO, September 29, 2017 – Hydro One Networks Inc. (Hydro One) announced today that the Ontario Energy Board (OEB) issued a decision regarding Hydro One’s 2017/2018 Transmission Revenue Requirement and Rate Settlement application (Board File No.: EB-2016-0160).

As Hydro One’s customers requested during extensive consultations, the application reflected the precise cost and detailed analytics to maintain performance in the transmission infrastructure, the need to improve power quality and maintain reliability for industry and local electricity providers across the province.

Highlights of the Decision

•	Capital spending is approved at $950 million for 2017 and $1 billion for 2018, reflecting a reduction of $126.1 million in 2017 and $122.2 million in 2018

•	Operating, Maintenance & Administrative (OM&A) expenses are approved at $397.7 million for 2017 and $394.3 million for 2018, reflecting a reduction of $15 million/year related to compensation

•	Estimated tax expenses are approved at $58.1 million for 2017 and $63.6 million in 2018, an estimated reduction of $23.8 million in 2017 and $26 million in 2018, related to tax savings as a consequence of Hydro One’s IPO

•	Rates effective January 1, 2017

Hydro One is reviewing the decision in detail and will determine the appropriate next steps.

A copy of the decision is available on the OEB’s website.

Forward-Looking Statements and Information:

This press release and the decision to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and annual revenues of over $6.5 billion. Our team of 5,500 skilled and dedicated employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km high-voltage transmission and 123,000 circuit km primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only four utility companies in Canada to achieve the Sustainable Energy Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

For further information:

Media: Natalie Poole-Moffatt, Corporate Communications,

media.relations@hydroone.com, 416-345-6868

Investors: Omar Javed, Director, Investor Relations,

investor.relations@hydroone.com, 416-345-5943